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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )1

E-centives, Inc. (Name of Issuer)
Common Stock, US $0.01 par value per share (Title of Each Class of Securities)
26830H103 (CUSIP Number for Common Stock)
February 6, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 26830H103	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Friedli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			(a) ☐
	PURSUANT TO ITEM 2(d) or 2(e)			(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES		7.	SOLE VOTING POWER 8,449,608
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 20,594,733
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 8,449,608

		10.	SHARED DISPOSITIVE POWER 20,594,733

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,044,341

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.0%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 26830H103	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Venturetec, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			(a) ☐
	PURSUANT TO ITEM 2(d) or 2(e)			(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 8,112,743[2]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 8,122,743[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,122,743

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.3%

14.	TYPE OF REPORTING PERSON CO

2
Peter Friedli, who is a reporting person under this Schedule 13D, shares voting and investment power with Venturetec, Inc. ("Venturetec") as the President of Venturetec. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of Common Stock, the Series A Convertible Preferred Stock (as described in Item 5 hereof) and the Warrants (as described in Item 4 hereof) reported herein by Venturetec.

CUSIP No. 26830H103	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Venturetec AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			(a) ☐
	PURSUANT TO ITEM 2(d) or 2(e)			(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 8,112,743[3]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 8,122,743[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,122,743

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.3%

14.	TYPE OF REPORTING PERSON CO

(3)
Peter Friedli shares voting and investment power with New Venturetec AG ("New Venturetec") as the President of New Venturetec. Accordingly, Mr. Friedli may be deemed to beneficially own the shares reported herein by New Venturetec. New Venturetec may be deemed to control Venturetec by virtue of its ownership of 100% of Venturetec's capital stock and its corresponding right to elect Venturetec's directors, and therefore the shares of Common Stock, the Series A Convertible Preferred Stock (as described in Item 5 hereof) and the Warrants (as described in Item 4 hereof) reported herein by Venturetec may also be deemed beneficially owned directly by New Venturetec.

CUSIP No. 26830H103	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pine, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			(a) ☐
	PURSUANT TO ITEM 2(d) or 2(e)			(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belize City, Belize

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 275,000[4]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 275,000[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.7%

14.	TYPE OF REPORTING PERSON CO

(4)
Peter Friedli shares voting and investment power with Pine, Inc. ("Pine") as the investment advisor to Pine. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of Common Stock and warrants reported herein by Pine.

CUSIP No. 26830H103	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) InVenture, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			(a) ☐
	PURSUANT TO ITEM 2(d) or 2(e)			(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belize City, Belize

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 11,983,337[5]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 11,983,337[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,983,337

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.6%

14.	TYPE OF REPORTING PERSON CO

(5)
Peter Friedli shares voting and investment power with InVenture, Inc. ("InVenture") as the President of InVenture. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of Common Stock and Series A Convertible Preferred Stock (as described in Item 5 hereof) reported herein by InVenture.

CUSIP No. 26830H103	13D	Page 7 of 12 Pages

Item 1. Security and Issuer

        This Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of E-centives, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6901 Rockledge Drive, 6th Floor, Bethesda, Maryland, U.S.A. Peter Friedi, Venturetec, New Venturetec, Pine and InVenture are collectively referred to hereinafter as the "Reporting Persons."

Item 2. Identity and Background

1.	(a)	Peter Friedli;
	(b)	Mr. Friedli's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	Mr. Friedli co-founded the Issuer's business in August 1996 and was elected to the Issuer's Board of Directors in October 1996. Mr. Friedli is the principal of Friedli Corporate Finance, Inc., a venture capital firm. He is also the President of each of Venturetec, New Venturetec, and InVenture, and the Investment Manager of Pine;
	(d)	During the last five years, Mr. Friedli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
	(e)	During the last five years, Mr. Friedli has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws; and
	(f)	Mr. Friedli is a citizen of Switzerland.
2.	(a)	Venturetec;
	(b)	Venturetec's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	Venturetec's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, Venturetec has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.
3.	(a)	New Venturetec;
	(b)	New Venturetec's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	New Venturetec's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, New Venturetec has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

CUSIP No. 26830H103	13D	Page 8 of 12 Pages
4.	(a)	Pine;
	(b)	Pine's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	Pine's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, Pine has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.
5.	(a)	InVenture;
	(b)	InVenture's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	InVenture's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, InVenture has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

(a)
Source of Funds:

        Not applicable. Please see Item 4 below.

(b)
Amount of Funds:

        Not applicable. Please see Item 4 below.

Item 4. Purpose of Transaction

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

        This Schedule 13D is being filed as a result of the Issuer issuing six million warrants (the "Warrants") to four investors (two of which are Mr. Friedli and Venturetec) as consideration for a $20 million financing commitment, which financing commitment was set forth in a commitment letter of Friedli Corporate Finance (a financial advisor to the Issuer) to the Issuer, dated September 12, 2002 (the "Commitment Letter"). The Commitment Letter was filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002. A form of the Warrant was filed with the SEC by the Issuer on a Current Report on Form 8-K, dated November 27, 2002. An amended form of the Warrant was filed with the SEC by the Issuer on a Current Report on Form 8-K/A, dated January 16, 2003.

        The relevant aspects of the Warrants and the transaction pursuant to which the Warrants were issued are set forth herein. The Warrants were issued to Mr. Friedli and Venturetec in an offshore transaction in a private placement pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. The Warrants entitle each investor to purchase one share of Common Stock for an initial exercise price of CHF 0.19 per share during the exercise period. The exercise period will commence on April 6, 2003 and terminates in April 2008. Mr. Friedli and Venturetec each received one million Warrants. The Warrants are exercisable into shares of Common Stock on a 1 to 1 basis.

CUSIP No. 26830H103	13D	Page 9 of 12 Pages

        The Warrants were issued as consideration for the $20 million financing commitment and the investors were not required to submit any amount of funds at the time such investor received the Warrants. As such, and due to the fact that no money has been drawn down on the $20 million financing commitment, the appropriate Reporting Persons have not included herein any information regarding the source of funds or amount of funds. This Schedule 13D is being filed to report the beneficial ownership of the Warrants by the appropriate Reporting Persons pursuant to Rule 13d-3(d) of the Exchange Act of 1933, as amended (the "Exchange Act").

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        As reported by the Issuer in its Current Report on Form 8-K filed December 13, 2002, on December 4, 2002, the Issuer acquired substantially all of the assets of Consumer Review, Inc. ("Consumer Review") and assumed various liabilities associated with such acquired assets pursuant to an Asset Purchase Agreement between the Issuer and Consumer Review. As part of the transaction pursuant to which the Issuer acquired Consumer Review, the Issuer issued 400,000 shares of its Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Stock") to debentureholders of Consumer Review.

        The salient terms of the Series B Stock are set forth herein. The conversion rate for the Series B Stock to Common Stock ranges from a minimum conversion rate of 4 to 1 to a maximum conversion rate of 14 to 1. The actual conversion rate will be determined based on the revenues the Issuer derives from the assets of Consumer Review during the first year after the closing of the transaction. The Series B Stock may not be converted into Common Stock until the date that is fifteen months from the closing of the transaction, or March 4, 2004.

        Pine, a debentureholder of Consumer Review, received 4,500 shares of Series B Stock and Venturetec, a debentureholder of Consumer Review, received 240,315 shares of Series B Stock. The Reporting Persons will amend this Schedule 13D at the appropriate date set forth by the Securities and Exchange Commission to report beneficial ownership of the Common Stock underlying the Series B Stock pursuant to Rule 13d-3(d).

Item 5. Interest in Securities of the Issuer

        (a) The aggregate number and percentage of Common Stock and the Issuer's derivative securities (including warrants and options granted by the Issuer, the Warrants (as described in Item 4 hereof) and the Issuer's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Stock"), all of which are hereinafter referred to as the "Securities") to which this Schedule 13D relates is 29,044,341 Securities, representing 57.0% of the 50,969,284 shares of the Issuer. This latter number of shares is arrived at by adding the number of shares reported as being outstanding in the Issuer's most-recently filed Form 10-Q for the quarter ended September 30, 2002 (37,349,284 shares) to the number of shares that would be received by the Reporting Persons if they were to convert all of the Issuer's Securities held by them into Common Stock of the Issuer (13,620,000 shares). None of the Reporting Persons has converted any shares of Series A Stock to Common Stock (one (1) share of Series A Stock is convertible to ten (10) shares of Common Stock) or the other Securities to Common Stock (the other Securities convert to Common Stock on a 1 to 1 basis), but have included such Series A Stock and such other Securities to the share calculations as if such Series A Stock and other Securities had been converted pursuant to Rule 13d-3(d) of the Exchange Act. The Reporting Persons beneficially own the Securities as follows:

  (b)
  (i) Mr. Friedli beneficially owns 29,044,341 shares, which include: 40,000 shares issuable upon exercise of vested stock options, 1,110,000 shares issuable upon exercise of the Warrants (as described in Item 4) and other warrants and 3,550,000 shares issuable upon conversion of the Series A Stock held by Mr. Friedli individually, as well as shares of Common Stock issuable upon exercise of the Warrants (as described in Item 4), other warrants and upon conversion of the Series A Stock held by entities over which Mr. Friedli has control as follows: 235,000 shares of Common Stock held by Joyce, Ltd.;

CUSIP No. 26830H103	13D	Page 10 of 12 Pages

    275,000 shares of Common Stock, including 20,000 shares issuable upon exercise of the warrants held by Pine; 165,383 shares of Common Stock held by Savetech, Inc.; 377,520 shares of Common Stock, including 200,000 issuable upon exercise of the warrant held by Spring Technology Corp.; 8,112,743 shares of Common Stock, including 1,708,330 issuable upon conversion of the Series A Stock and 1,000,000 shares issuable upon exercise of the Warrants held by Venturetec; 145,750 shares of Common Stock held by USVentech; and 11,983,344 shares of Common Stock, including 5,991,670 shares issuable upon conversion of the Series A Stock, held by InVenture. Mr. Friedli has sole voting and investment power with respect to 8,449,608 shares and shared voting and investment power with respect to 20,594,733 shares.

    (ii)
    Venturetec beneficially owns 8,122,743 shares, which includes 1,000,000 shares issuable upon exercise of the Warrants (as described in Item 4) and 1,708,333 shares issuable upon conversion of the Series A Stock. Venturetec has shared voting power with respect to 8,112,743 shares and shared investment power with respect to 8,122,743 shares.

    (iii)
    New Venturetec beneficially owns 8,122,743 shares, which includes 1,000,000 shares issuable upon exercise of the Warrants (as described in Item 4) and 1,708,333 shares issuable upon conversion of the Series A Stock. New Venturetec has shared voting power with respect to 8,112,743 shares and shared investment power with respect to 8,122,743 shares.

    (iv)
    Pine beneficially owns 275,000 shares, which include 20,000 warrants. Pine has shared voting and investment power with respect to 275,000 shares.

    (iv)
    InVenture beneficially owns 11,983,337 shares, which include 5,991,670 shares issuable upon conversion of the Series A Stock. InVenture has shared voting and investment power with respect to 11,983,337 shares.

        (c) None.

        (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Mr. Friedli is the President of Venturetec and its parent corporation, New Venturetec and InVenture. Mr. Friedli serves as the investment advisor to the Issuer, Pine, Joyce, Ltd., Savetech, Inc., Spring Technology Corp. and USVentech, Inc. In his position as President or investment advisor or through the relationships that Mr. Friedli has with certain of the Issuer's shareholders, he has shared voting and investment power with respect to the Securities held by these entities.

        Pursuant to the transactions contemplated by the Issuer's acquisition of Consumer Review, Pine received 4,500 shares of Series B Stock and Venturetec received 240,315 shares of Series B Stock. The relevant Subscription Agreements have been referenced in Item 7 hereof and filed as exhibits hereto.

Item 7. Material to be Filed as Exhibits

Exhibit
99.1	Joint Filing Statement of Peter Friedli, Venturetec, Inc., New Venturetec AG, Pine, Inc. and InVenture, Inc.
99.2	Form of Subscription Agreement.

CUSIP No. 26830H103	13D	Page 11 of 12 Pages

SIGNATURES

        After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

        February 6, 2003

/s/ PETER FRIEDLI Peter Friedli
VENTURETEC, INC.
By:
/s/ PETER FRIEDLI Peter Friedli, President
NEW VENTURETEC AG
By:
/s/ PETER FRIEDLI Peter Friedli, President
PINE, INC.
By:
/s/ PETER FRIEDLI Peter Friedli, Investment Advisor
INVENTURE, INC.
By:
/s/ PETER FRIEDLI Peter Friedli, President

CUSIP No. 26830H103	13D	Page 12 of 12 Pages

SCHEDULE I

        The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland and each such person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

VENTURETEC, INC.
Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Executive Officer
NEW VENTURETEC AG
Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Executive Officer
3. Andreas von Sprecher, Executive Officer
PINE, INC.
Directors and Executive Officers:
1. Peter Friedli, Investment Manager
INVENTURE, INC.
Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Executive Officer

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SIGNATURES
SCHEDULE I